Exhibit 99.1

36Kr Holdings Inc. Reports First Quarter 2021 Unaudited Financial Results

BEIJING, June 1, 2021 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the first quarter 2021 ended March 31, 2021.

First Quarter 2021 Operational and Financial Highlights

•	Average monthly page views (“PV”) for the twelve-month period ended March 31, 2021 increased by 75.0% to 829.3 million, from 473.9 million for the twelve-month period ended March 31, 2020.

•	Total revenues were RMB43.5 million (US$6.6 million) in the first quarter of 2021, compared to RMB65.2 million in the same period of 2020.

•	Revenues from online advertising services increased by 57.9% to RMB33.2 million (US$5.1 million) in the first quarter of 2021, from RMB21.0 million in the same period of 2020.

•	Revenues from enterprise value-added services were RMB6.9 million (US$1.1 million) in the first quarter of 2021, compared to RMB42.8 million in the same period of 2020. Gross transaction value[1] was RMB32.5 million in the first quarter of 2021, compared to RMB42.8 million in the same period of 2020.

•	Gross profit increased by 329.0% to RMB23.4 million (US$3.6 million) in the first quarter of 2021, from RMB5.4 million in the same period of 2020. Gross profit margin was 53.7% in the first quarter of 2021, compared to 8.4 % in the same period of 2020.

•	Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB39.5 million (US$6.0 million) in the first quarter of 2021, compared to RMB95.4 million in the same period of 2020.

Selected Operating Data

	For the Three Months Ended March 31,
	2020	2021
Online advertising services
Number of online advertising services end customers	93	132
Average revenue per online advertising services end customer (RMB’000)[2]	226.3	251.7

Enterprise value-added services
Number of enterprise value-added services end customers	65	28
Average revenue per enterprise value-added services end customer (RMB’000)[3]	658.6	246.3

Subscription services
Number of individual subscribers	2,763	172
Average revenue per individual subscriber (RMB)[4]	364.2	10,008.8

Number of institutional investors	34	57
Average revenue per institutional investor (RMB’000)[5]	5.6	29.7

1Starting from January 1, 2021, 36Kr recognized revenues of certain enterprise value-added services on a net basis, to reflect the fact that the Company continuously shifted focus towards higher margin businesses hence ceased to act as a principal in certain low gross margin businesses and only acted as an agent. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced the gross transaction value as a supplemental metric to describe our business. Gross transaction value is defined as the value of executed confirmed orders for services provided for our customers.

2Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “As we head into 2021, we remain focused on our core competencies in delivering high-quality content and service offerings and regained growth momentum. During the first quarter, we once again achieved record-setting performance in total user traffic, with average monthly PVs reaching to a new high at 829.3 million for the twelve-month period ended March 31, 2021, a 75.0% year-over-year increase and a 31.6% sequential uptick. This strong metric represents our 12th consecutive quarter of PV growth, underscoring our exceptional ability to generate engaging and valuable business-centric content that appeals to a broader user demographics.

“Echoing the growth in our traffic and user engagement, demand from our advertisers continued to climb in the first quarter with healthy growth in both the number of advertising customers and average revenue per customer. Bolstered by our long-term investments in content, products and technology, we believe we are well-positioned to capture the immense growth potential in the New-Economy-driven transformation across the enterprise services business space.

“As the go-to content and service platform in the New Economy space, we will further diversify our product and service offerings, cultivate our ecosystem of business communities and user base, and develop new growth avenues to improve monetization. We are confident that our long-term fundamentals position us well to forge ahead and unlock values to our customers, users and investors,” Feng concluded.

Mr. Xiang Li, acting chief financial officer of 36Kr, stated, “Our first quarter results got the year off with a solid start, further demonstrating sustained user engagement and customer interest in our premium content and service offerings. In particular, the rebound in market demand underpinned a strong 57.9% year-over-year increase in our advertising services revenue for the first quarter. Also, as we continued to shift our resources and focus towards higher margin businesses, we saw substantial year-over-year increase in both gross profit and gross profit margin. Going forward, we remain dedicated to building upon our content strengths and growing monetization channels to seize vast New Economy opportunities.”

First Quarter 2021 Financial Results

Total revenues were RMB43.5 million (US$6.6 million) in the first quarter of 2021, compared to RMB65.2 million in the same period of 2020.

•	Online advertising services revenues increased by 57.9% to RMB33.2 million (US$5.1 million) in the first quarter of 2021, from RMB21.0 million in the same period of 2020. The increase was primarily attributable to the strong recovery and growth of market demand in the first quarter of 2021.

•	Enterprise value-added services revenues were RMB6.9 million (US$1.1 million) in the first quarter of 2021, compared to RMB42.8 million in the same period of 2020. The decrease was primarily because we continuously shifted our focus towards higher margin businesses and starting from this quarter, we ceased to act as a principal in certain low gross margin businesses and only acted as an agent. As a result, revenues of such businesses were recognized on a net basis from this quarter onward. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced the gross transaction value as a supplemental metric to describe our business. Gross transaction value of enterprise value-added services was RMB32.5 million in the first quarter of 2021, compared to RMB42.8 million in the same period of 2020.

•	Subscription services revenues were RMB3.4 million (US$0.5 million) in the first quarter of 2021, compared to RMB1.3 million in the same period of 2020. The increase was primarily attributable to the growth in institutional investor subscription services.

Cost of revenues was RMB20.2 million (US$3.1 million) in the first quarter of 2021, compared to RMB59.7 million in the same period of 2020. The decrease was primarily because we continuously shifted our focus towards higher margin businesses. For more details, please refer to the aforementioned information in terms of enterprise value-added services revenues.

Gross profit was RMB23.4 million (US$3.6 million) in the first quarter of 2021, compared to RMB5.4 million in the same period of 2020. Gross profit margin was 53.7% in the first quarter of 2021, compared to 8.4 % in the same period of 2020.

Operating expenses were RMB64.8 million (US$9.9 million) in the first quarter of 2021, compared to RMB102.8 million in the same period of 2020. The decrease was mainly due to the decrease in general and administrative expenses in the first quarter of 2021.

•	Sales and marketing expenses were RMB35.7 million (US$5.4 million) in the first quarter of 2021, compared to RMB34.9 million in the same period of 2020.

•	General and administrative expenses were RMB20.2 million (US$3.1 million) in the first quarter of 2021, compared to RMB59.3 million in the same period of 2020. The decrease was primarily attributable to the decreases in the allowance for credit losses and share-based compensation expenses.

•	Research and development expenses were RMB9.0 million (US$1.4 million) in the first quarter of 2021, compared to RMB8.5 million in the same period of 2020.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB2.7 million (US$0.4 million) in the first quarter of 2021, compared to RMB13.0 million in the same period of 2020.

Other income was RMB1.0 million (US$0.2 million) in the first quarter of 2021, compared to RMB1.4 million in the same period of 2020.

Income tax credit was RMB6.0 thousand (US$1.0 thousand) in the first quarter of 2021, compared to RMB90.0 thousand in the same period of 2020.

Net loss was RMB40.5 million (US$6.2 million) in the first quarter of 2021, compared to RMB95.9 million in the same period of 2020. Non-GAAP adjusted net loss6 was RMB37.8 million (US$5.8 million) in the first quarter of 2021, compared to RMB82.9 million in the same period of 2020.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB39.5 million (US$6.0 million) in the first quarter of 2021, compared to RMB95.4 million in the same period of 2020.

Basic and diluted net loss per share were both RMB0.038 (US$0.006) in the first quarter of 2021, compared to RMB0.093 in the same period of 2020.

6 Non-GAAP adjusted loss represents net loss excluding share-based compensation expenses.

Certain Balance Sheet Items

As of March 31, 2021, the Company had cash, cash equivalents and short-term investments of RMB174.1 million (US$26.6 million), compared to RMB209.2 million as of December 31, 2020. The decrease was mainly attributable to an equity investment we made in the first quarter of 2021, with a total cash consideration of approximately RMB30.0 million (US$4.6 million).

Share Repurchase Program

On May 6, 2020, the Company announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its American Depositary Shares (“ADSs”), each representing 25 Class A ordinary shares. As of March 31, 2021, the Company had repurchased approximately 680,000 ADSs for approximately US$2.3 million under this program.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 1, 2021 (8:00 PM Beijing/Hong Kong Time on June 1, 2021). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. First Quarter 2021 Earnings Conference Call
Conference ID:	6166476
Registration Link:	http://apac.directeventreg.com/registration/event/6166476

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 8, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	6166476

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of March 31, 2021.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	March 31, 2021	March 31, 2021
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	60,846	59,138	9,026
Short-term investments	148,344	114,939	17,543
Accounts receivable, net	304,845	235,637	35,965
Receivables due from related parties	98	1,387	212
Prepayments and other current assets	16,319	31,935	4,875
Total current assets	530,452	443,036	67,621
Non-current assets:
Property and equipment, net	3,941	3,684	562
Intangible assets, net	471	686	105
Long-term investments	16,300	45,359	6,923
Operating lease right-of-use assets, net	27,365	24,020	3,666
Total non-current assets	48,077	73,749	11,256
Total assets	578,529	516,785	78,877

Liabilities
Current liabilities:
Accounts payable	64,641	51,306	7,831
Salary and welfare payables	45,580	29,937	4,569
Taxes payable	18,824	14,529	2,218
Deferred revenue	18,849	26,501	4,045
Amounts due to related parties	548	618	94
Accrued liabilities and other payables	13,560	16,502	2,518
Short-term bank loan	-	5,000	763
Operating lease liabilities	15,132	14,234	2,173
Total current liabilities	177,134	158,627	24,211
Non-current liabilities:
Operating lease liabilities	12,426	9,936	1,517
Total non-current liabilities	12,426	9,936	1,517
Total liabilities	189,560	168,563	25,728

Shareholders’ equity
Ordinary shares	687	687	105
Treasury stock	(14,081)	(17,627)	(2,690)
Additional paid-in capital	2,040,693	2,043,360	311,878
Accumulated deficit	(1,638,581)	(1,678,110)	(256,130)
Accumulated other comprehensive loss	(7,897)	(7,559)	(1,154)
Total 36Kr Holdings Inc.'s shareholders’ equity	380,821	340,751	52,009
Non-controlling interests	8,148	7,471	1,140
Total shareholders’ equity	388,969	348,222	53,149
Total liabilities and shareholders’ equity	578,529	516,785	78,877

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	21,042	33,230	5,072
Enterprise value-added services	42,809	6,896	1,053
Subscription services	1,347	3,415	521
Total revenues	65,198	43,541	6,646
Cost of revenues	(59,749)	(20,165)	(3,078)
Gross profit	5,449	23,376	3,568
Operating expenses:
Sales and marketing expenses	(34,940)	(35,700)	(5,449)
General and administrative expenses	(59,324)	(20,159)	(3,077)
Research and development expenses	(8,548)	(8,974)	(1,370)
Total operating expenses	(102,812)	(64,833)	(9,896)
Loss from operations	(97,363)	(41,457)	(6,328)
Other income/(expenses):
Share of loss from equity method investments	(2,999)	(1,981)	(302)
Short-term investment income	145	980	150
Government grant	3,002	1,786	273
Others, net	1,205	210	32
Loss before income tax	(96,010)	(40,462)	(6,175)
Income tax credit	90	6	1
Net loss	(95,920)	(40,456)	(6,174)
Net loss attributable to non-controlling interests	545	927	141
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(95,375)	(39,529)	(6,033)

Net loss	(95,920)	(40,456)	(6,174)
Other comprehensive income
Foreign currency translation adjustments	1,832	338	52
Total other comprehensive income	1,832	338	52
Total comprehensive loss	(94,088)	(40,118)	(6,122)
Net loss attributable to non-controlling interests	545	927	141
Comprehensive loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(93,543)	(39,191)	(5,981)

Net loss per ordinary share (RMB)
Basic	(0.093)	(0.038)	(0.006)
Diluted	(0.093)	(0.038)	(0.006)
Net loss per ADS (RMB)
Basic	(2.325)	(0.938)	(0.143)
Diluted	(2.325)	(0.938)	(0.143)
Weighted average number of ordinary shares used in per share calculation
Basic	1,021,663,986	1,029,381,488	1,029,381,488
Diluted	1,021,663,986	1,029,381,488	1,029,381,488
Weighted average number of ADS used in per ADS calculation
Basic	40,866,559	41,175,260	41,175,260
Diluted	40,866,559	41,175,260	41,175,260

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended
	March 31, 2020	March 31, 2021	March 31, 2021
	RMB’000	RMB’000	US$’000
Net loss	(95,920)	(40,456)	(6,174)
Share-based compensation expenses	13,009	2,667	407
Non-GAAP adjusted net loss	(82,911)	(37,789)	(5,767)
Interest income, net	(559)	(105)	(16)
Income tax credit	(90)	(6)	(1)
Depreciation and amortization expenses	1,230	654	100
Non-GAAP adjusted EBITDA	(82,330)	(37,246)	(5,684)